SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Infrastructure and Energy Alternatives, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

M III Partners, LP

c/o Mohsin Y. Meghji

3 Columbus Circle, 15th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104

1	Names of Reporting Person. M III Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,285,781
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,285,781
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,781
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.93%
14	Type of Reporting Person OO

CUSIP No. 45686J104

1	Names of Reporting Person. M III Acquisition Partners I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,285,781
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,285,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,781
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.93%
14	Type of Reporting Person OO

CUSIP No. 45686J104

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,962,282
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,962,682

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,962,682
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.78%
14	Type of Reporting Person IN

* M III Acquisition Partners I LLC is the sole managing member of M III Sponsor I LLC. Mohsin Y. Meghji is the sole managing member of M III Acquisition Partners I LLC. Consequently, Mr. Meghji may be deemed the beneficial owner of the shares held by M III Sponsor I LLC.

SCHEDULE 13D/A

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity security to which this Amendment to Schedule 13D relates is the common stock, par value $0.0001 per share, (the “Common Stock”), of Infrastructure and Energy Alternatives, Inc. (f/k/a M III Acquisition Corp.), a Delaware corporation (the “Company”). The address of the Issuer’s principal executive office is 2647 Waterfront Parkway East Drive #100, Indianapolis, IN 46214.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs.

Merger Agreement

On March 26, 2018 (the “Closing Date”), the issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among the Company, IEA Energy Services LLC, a Delaware limited liability company (“IEA Services”), Wind Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub I”), Wind Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub II”), Infrastructure and Energy Alternatives, LLC, a Delaware limited liability company (the “Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership (“Seller’s Representative”), solely in its capacity as the seller’s representative and, solely for purposes of certain sections therein, M III Sponsor I LLC, a Delaware limited liability company (“Sponsor I LLC”), and M III Sponsor I LP, a Delaware limited partnership (“Sponsor I LP” and together with Sponsor I LLC, the “Sponsors”), which provided for, among other things, the merger of Merger Sub I with and into IEA Services with IEA Services surviving such merger and, immediately thereafter, merging with and into Merger Sub II with Merger Sub II surviving such merger as an indirect, wholly-owned subsidiary of the Company (together with, the other transactions contemplated by the Merger Agreement, the “Business Combination”).

On the Closing Date, the issuer changed its name from “M III Acquisition Corp.” to “Infrastructure and Energy Alternatives, Inc.”

Forfeiture Agreement

On the Closing Date, pursuant to the Forfeiture Agreement, dated as of March 7, 2018, by and among the Company, Sponsor I LLC and Sponsor I LP (the “Forfeiture Agreement”), Sponsor I LLC and Sponsor I LP forfeited 130,337 shares and 8,316 shares, respectively, of Common Stock originally issued by the Company as “Founder Shares” (the “Founder Shares”). Such Founder Shares were forfeited in consideration of the Company’s obligation to issue 1,500,000 warrants to investors in exchange for such investors agreement to purchase and not tender for redemption an aggregate of 1,200,000 shares of Common Stock pursuant to a Subscription and Backstop Agreement, dated as of March 6, 2018 by and among the Company, Sponsor I LLC, Sponsor I LP and various subscribers identified therein.

This summary is qualified in its entirety by reference to the text of the Forfeiture Agreement, attached hereto as Exhibit 10.6 and incorporated by reference.

Waiver, Consent and Agreement to Forfeit Founder Shares

Pursuant to the Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among the Company, the Seller, IEA, the Seller’s Representative, the Merger Subs, Sponsor I LLC and Sponsor I LP (the “Waiver Agreement”), the Sponsors agreed to forfeit at Closing to the Company an aggregate of 425,000 Founder Shares, of which 106,250 Founder Shares were comprised of “Earnout Shares” described in Section 1(a) of the Founder Shares Amendment Agreement (“$12 Earnout Shares”) and 106,250 Founder Shares were comprised of the “Earnout Shares” described in Section 1(b) of the Founder Shares Amendment Agreement (“$14 Earnout Shares”). The Company agreed to issue to Seller at Closing 425,000 shares of Common Stock, of which (i) 106,250 shares shall be subject to the same vesting terms applicable to the $12 Earnout Shares and (ii) 106,250 shares of Common Stock shall be subject to the same vesting and forfeiture terms applicable to the $14 Earnout Shares. The number of shares constituting $12 Earnout Shares and $14 Earnout Shares may be changed by mutual agreement of the Sponsors and the Seller’s Representative.

The Parties also agreed that an additional 525,000 Founder Shares held by the Sponsors in the aggregate (of which twenty-five percent (25%) shall be comprised of $12 Earnout Shares and twenty-five percent (25%) shall be comprised of $14 Earnout Shares) (collectively, the “Transfer Restricted Shares”) shall be subject to certain transfer restrictions. Upon the determination of Final 2018 EBITDA and the determination of the number of shares of Common Stock issuable to Seller pursuant to Section 3.6(f) of the Merger Agreement, such number of Transfer Restricted Shares (of which twenty-five percent (25%) shall be $12 Earnout Shares and twenty-five percent (25%) shall be $14 Earnout Shares) shall be released from such transfer restrictions that is equal to  (x) 525,000 multiplied by (y) the quotient of the aggregate number of Earnout Shares issued to Seller pursuant to Section 3.6(f) of the Merger Agreement divided by 9,000,000; provided that any $12 Earnout Shares or $14 Earnout Shares that would otherwise have vested in accordance with the terms of the Founder Shares Amendment Agreement shall be deemed vested upon release from such transfer restrictions. Upon the determination of Final 2019 EBITDA and the determination of the number of shares of Common Stock issuable to Seller pursuant to Section 3.6(g) of the Merger Agreement, such number of Transfer Restricted Shares (of which twenty-five percent (25%) shall be $12 Earnout Shares and twenty-five percent (25%) shall be $14 Earnout Shares) shall be released from such transfer restrictions, in an aggregate amount that, together with the Founder Shares released pursuant to foregoing sentence, is equal to  (x) 525,000 multiplied by (y) the quotient of the aggregate number of Earnout Shares issued to the Seller pursuant to Section 3.6(g) of the Merger Agreement divided by 9,000,000; provided that any $12 Earnout Shares or $14 Earnout Shares that would otherwise have vested in accordance with the terms of the Founder Shares Amendment Agreement shall be deemed vested upon release from such transfer restrictions. Following the determination of Final 2019 EBITDA, any Transfer Restricted Shares that have not been released in accordance with foregoing sentences shall be automatically forfeited without any action by any party hereto or any other person, and the Company shall cancel such Transfer Restricted Shares for no consideration and shall issue an equivalent number of shares of Common Stock to Seller (with such newly issued shares to have the same vesting terms as the Transfer Restricted Shares which have been forfeited and canceled).

As a result of the forfeitures under the Forfeiture Agreement and the Waiver Agreement, Sponsor I LLC forfeited 529,845 shares of Common Stock in aggregate and Sponsor I LP forfeited 33,808 shares of Common Stock in aggregate.

This summary is qualified in its entirety by reference to the text of the Forfeiture Agreement and the Founder Shares Amendment Agreement, filed as Exhibit 10.7 and 10.8, respectively, and incorporated by reference.

Investor Commitment Agreements

During the period from March 15 to March 20, 2018, Sponsor I LLC and Sponsor I LP entered into various commitment agreements pursuant to which the investors party thereto agreed not to redeem, or to withdraw from redemption, shares of Common Stock in exchange for Founder Shares held by the Sponsors. Pursuant to the foregoing commitment agreements and those previously disclosed in Amendment No. 1 and No. 2 to this Schedule, on the Closing Date, Sponsor I LLC and Sponsor I LP transferred 204,225 Founder Shares and 13,031 Founder Shares, respectively, to third parties. The agreements pursuant to which such transfers were made are substantially in the form of the agreements which are filed as Exhibit 10.4 and Exhibit 10.5 and are incorporated herein by reference.

In addition, on March 19, 2018, Sponsor I LLC and Sponsor I LP entered into a commitment agreement with an existing investor in Sponsor I LLC that agreed to withdraw from redemption an aggregate of 250,000 shares of Common Stock.

Sponsor I LLC Distribution

On the Closing Date, Sponsor I LLC made a pro rata distribution of an aggregate of 1,852,624 shares of Common Stock and 95,000 warrants to certain of its members.

Transfer of General Partners of Sponsor I LP

On the Closing Date, Mr. Meghji transferred the stock of M III Acquisition Partners I Corp., the general partner of Sponsor I LP, to an affiliate of its sole limited partner. As a result, Mr. Meghji no longer has beneficial ownership of the shares of Common Stock held by Sponsor I LP. Because Sponsor I LP and M III Acquisition Partners I Corp. are no longer members of group owning more than 5% of the Issuer’s Common Stock, they will no longer file a Schedule 13D with the remainder of the reporting persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference in its entirety to Item 6 of the Schedule 13D.

Founder Shares Amendment Agreement

On the Closing Date, the Company, the Sponsors, Messrs. Hood and Marber and the Seller entered into the Founder Shares Amendment Agreement with respect to, among other things, the vesting, transfer and forfeiture of (i) 2,087,499 Founder Shares (the “Earnout Shares”), of which, on the date thereof after giving effect to the transfers and distributions disclosed in this Amendment to Schedule 13D, 1,743,737 shares were held by Sponsor I LLC; 111,262 shares were held by Sponsor I LP; 323,762 shares in aggregate were held by distributees and transferees of Sponsor I LLC and Sponsor I LP, who received such shares subject to the transfer and forfeiture provisions of the Founder Shares Amendment Agreement; and 10,000 shares were held by each of Messrs. Hood and Marber. The Founder Shares Amendment Agreement provides that 50% of the Earnout will vest on the first day upon which the closing sale price of the Common Stock on NASDAQ has equaled or exceeded $12.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading day period in a 30 consecutive day trading period (“$12 Earnout Shares”) and the other 50% will vest on the first day upon which the closing sale price of the Common Stock on NASDAQ has equaled or exceeded $14.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading day period in a 30 consecutive day trading period (“$14 Earnout Shares”).

Prior to vesting, the Earnout Shares may not be transferred other than to certain permitted transferees but such Earnout Shares will continue to be beneficially owned by such persons for all purposes, including voting; provided that any dividends paid on Earnout Shares shall be withheld until such time as such Earnout Shares vest and will be forfeited in the event the Earnout Shares are forfeited. On or prior to the tenth anniversary of the Closing Date, vesting of such Earnout Shares will accelerate upon specified events, including a change of control or liquidation of the Company that results in all of the Company’s stockholders having the right to exchange their Common Stock for consideration in cash, securities or other property which equals or exceeds $10.00 per share (as adjusted for stock splits, dividends, reorganizations, recapitalizations and the like). Earnout Shares that have not vested on or prior to the tenth anniversary of the Closing Date will be forfeited.

The foregoing description of the Founder Shares Amendment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Founder Shares Amendment Agreement, which is filed as Exhibit 10.8 and is incorporated herein by reference.

Investor Rights Agreement

On the Closing Date, the Company entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with Sponsor I LLC, on the one hand, and with Seller (and any affiliated transferees of Seller’s Common Stock who become party to the Investor Rights Agreement, together with Seller, the “Selling Stockholders”)) and the Seller’s Representative, in its capacity as the representative of the Selling Stockholders, on the other hand. The Investor Rights Agreement grants certain consent rights to Sponsor I LLC for so long as Sponsor I LLC, Sponsor I LP, Mr. Meghji and certain persons to whom Sponsor I LLC distributed shares on the Closing Date directly or indirectly, beneficially owns at least fifty percent (50%) of the Common Stock (including $12 Earnout Shares and $14 Earnout Shares, as applicable) beneficially owned by such persons, as of the Closing Date (the “Closing Date Shares”). Additionally, Sponsor I LLC has the right to nominate two directors to the issuer’s board of directors (the “Board”) so long as such persons continue to hold 50% of the Closing Date Shares or one director to the Board so long as such persons continue to hold 25% of the Closing Date Shares. Sponsor I LLC has agreed not to vote its shares to amend the Company’s charter or bylaws in a manner inconsistent with the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Rights Agreement, which is filed as Exhibit 10.9 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, Seller, the Sponsors, Messrs. Hood and Marber and their respective transferees were granted certain rights pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), which also provides for registration rights to certain additional parties upon execution of a counterpart signature page thereto. The Company has agreed to use reasonable best efforts to file and make effective as soon as practicable, a shelf registration statement for the resale of the Common Stock and warrants held by the parties to the Registration Rights Agreement, subject to certain conditions. Certain of the parties to the Registration Rights Agreement have customary demand registration rights at any time the shelf registration statement referred to in the preceding sentence is not effective, and all of the parties have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached hereto as Exhibit 10.10 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1 Securities Subscription Agreement, dated as of April 10, 2015, by and between the Issuer and M III Sponsor I LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 19, 2016).

Exhibit 10.2 Second Amended and Restated Unit Subscription Agreement, dated as of July 7, 2016, among the Issuer, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.3 Insider Letter, dated as of July 7, 2016, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.4 Form of Commitment Agreement (incorporated by reference to Exhibit 10.5 to the Amendment to Schedule 13D filed with the SEC on March 1, 2018).

Exhibit 10.5 Form of Commitment Agreement with respect to withdrawal of shares of Common Stock from redemption.

Exhibit 10.6 Forfeiture Agreement, dated March 7, 2018, between the Sponsors and the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 8, 2018).

Exhibit 10.7 Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 20, 2018).

Exhibit 10.8 Founder Shares Amendment Agreement dated March 26, 2018 by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 29, 2018).

Exhibit 10.9 Investor Rights Agreement dated March 26, 2018 (i) by and amongst Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 29, 2018).

Exhibit 10.10 Registration Rights Agreement dated March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., IEA LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 29, 2018).

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2018	M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

M III ACQUISITION PARTNERS, LLC

	By:	/s/ Moshin Y Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji